August 24, 2010

VIA EDGAR

Mr. Mark Webb
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:   Beacon Federal Bancorp, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2009
          Form 10-Q for the Period Ended March 31, 2010
          Form 10-Q for the Period Ended June 30, 2010
          File No. 001-33713

Dear Mr. Webb:

We are in receipt of the Staff’s letter dated August 10, 2010 (the “Comment Letter”).  The Staff requested that, within ten business days of the date of the Comment Letter, we respond to the Comment Letter or tell the Staff when we will respond.  As was discussed in a telephone conversation with you on August 13, 2010, we continue to gather the information required to respond to the Comment Letter and will respond on or before September 22, 2010.

Thank you for your courtesy.

Sincerely,

/s/ Ross J. Prossner
Ross J. Prossner
President and Chief Executive Officer

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